IT&E International Group
                    505 Lomas Santa Fe Drive, Suite 200
                       Solana Beach, California 92075
                           Phone:  (858) 366-0970


March 17, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:  IT&E International Group
     Registration Statement on Form S-3
     File Number:  333-120580

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the ?Securities Act?), IT&E International Group (the ?Company?) hereby respectfully requests the withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto (File No. 333-120580) (the ?Registration Statement?), effective immediately. The Registration Statement is being withdrawn as it has been deemed that the Company does not qualify to submit a Registration Statement on Form S-3, as our securities are not listed or registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. The Company plans to revise our Registration Statement on the appropriate form.

Furthermore, no securities have been sold regarding the Form S-3
Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (858) 366-0970.

Very truly yours,

IT&E International Group


Peter R. Sollenne
Chief Executive Officer

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